March 31, 2006	Mayer, Brown, Rowe & Maw LLP 1909 K Street, N.W. Washington, D.C. 20006-1101

Main Tel (202) 263-3000 Main Fax (202) 263-3300 www.mayerbrownrowe.com

Peter H. White Direct Tel (202) 263-3391 Direct Fax (202) 263-5391 pwhite@mayerbrownrowe.com

VIA EDGAR TRANSMISSION AND FEDERAL EXPRESS

Cecilia D. Blye, Chief

Office of Global Security Risk

Securities and Exchange Commission

Washington, D.C. 20549-5546

Re:	EP MedSystems, Inc.

Dear Ms. Blye:

On behalf of EP MedSystems, Inc. (the “Company”), I am writing in response to your letter dated March 28, 2006 to the Company, in which you request a detailed response to a certain comment you raised with respect to public disclosures made by the Company. This letter sets forth the Company’s response to your comment and includes a copy of certain disclosures the Company has made in its Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (the “2005 Form 10-K”) filed on March 31, 2006. To facilitate your review of the Company’s disclosure, this letter keys its responses to your comments, specifically identifying the places where disclosure will be incorporated in the Company’s 2005 Form 10-K, where practicable.

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1.	We note the discussion of operations in Syria and Iran in Annex B. Currently the three paragraphs quantify expenses due to internal and external inquiries. However, the discussion is repetitive of the risk factor disclosure. You should avoid unnecessary repetition in Management’s Discussion and Analysis and tailor the disclosure to address liquidity and results of operations as appropriate. For example, it appears that general and administrative expenses for 2005 may have increased significantly compared to 2004 due to expenses associated with the several internal and external inquiries. As another example, it appears that, in light of the company’s significant accumulated deficit, the additional costs

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Mayer, Brown, Rowe & Maw LLP operates in combination with our associated English limited liability partnership in the offices listed above.

Mayer, Brown, Rowe & Maw LLP

Cecilia D. Blye

March 31, 2006

associated with internal and external inquiries are a known trend, demand, commitment, event or uncertainty affecting your liquidity. Please refer to prior comment one.

Response: In response to your comment, the Company has revised its disclosure contained in Item 7 captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s 2005 Form 10-K. The Company’s revised disclosure is set forth on Annex A to this letter.

The Company acknowledges that it is responsible for the adequacy of the disclosure in its 2005 Form 10-K, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s 2005 Form 10-K, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me with any questions or comments.

Sincerely,

/s/ Peter H. White

Peter H. White

cc: David A. Jenkins

Attachments

Mayer, Brown, Rowe & Maw LLP

Cecilia D. Blye

March 31, 2006

Annex A

Included in Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operation – Results of Operations for the Fiscal Year Ended December 31, 2005 Compared to the Fiscal Year Ended December 31, 2004.”

General and administrative expenses increased $2,363,000 (78%) to $5,397,000 for the year ended December 31, 2005 as compared to the same period in 2004. This increase was primarily due to an increase in our legal costs of $1,814,000, which were primarily associated with governmental investigations and inquiries relating to the sale and/or export of the Company’s products to Iran and Syria. We incurred approximately $1,430,000 of legal, consulting and accounting expenses in the third and fourth quarters of 2005 associated with our response to these governmental investigations. These expenses were primarily attributable to the Company’s Audit Committee investigation, the Company’s negotiations with the government and the termination of Reinhard Schmidt, our former President and Chief Executive Officer. Although we are unable to estimate the amount of additional legal expenses we may be required to incur to resolve these governmental investigations and inquiries, we have incurred approximately $114,000 of legal and other fees and expenses in connection with these matters through February 28, 2006. We believe that additional legal and other costs and expenses through the remainder of 2006 may be significant as we work to resolve these matters and continue to implement control procedures designed to prevent our products or services from being provided to customers in any foreign countries in violation of applicable law. In addition, we may be required to make substantial payments for fines, penalties or settlements in connection with the resolution of these matters. Any of such expenses or payments could have a material adverse effect on our results of operations and financial condition.

Included in Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operation – Liquidity and Capital Resources – Operating Activities.”

We incurred approximately $1,430,000 of legal, consulting and accounting expenses in the third and fourth quarters of 2005 associated with our response to governmental investigations and inquiries relating to certain sales of our products into Iran and Syria and certain financial and accounting reporting matters. See Item 3. “Legal Matters.” Although we are unable to estimate the amount of additional legal expenses we may be required to incur to resolve these governmental investigations and inquiries, we have incurred approximately $114,000 of legal and other fees and expenses in connection with these matters through February 28, 2006. We believe that additional legal and other costs and expenses through the remainder of 2006 may be significant as we work to resolve these matters and continue to implement control procedures designed to prevent our products or services from being provided to customers in any foreign countries in violation of applicable law. In addition, we may be required to make substantial payments for fines, penalties or settlements in connection with the resolution of these matters. Any of such expenses or payments could have a material adverse effect on our liquidity and capital resources.